SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Franklin Street Properties Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

35471R106
(CUSIP Number)

Converium Capital Inc. 1250, boul. René-Lévesque Ouest, Suite 4030 Montreal, Quebec H3B 4W8	Erez Asset Management LLC 270 North Avenue, Suite 404 New Rochelle, NY 10804
Eleazer Klein, Esq. Brandon Gold, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106	Schedule 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Converium Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,689,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,689,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,689,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 35471R106	Schedule 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Aaron Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,689,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,689,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,689,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 35471R106	Schedule 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Erez REIT Opportunities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35471R106	Schedule 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Erez Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35471R106	Schedule 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Bruce Schanzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 35471R106	Schedule 13D	Page 7 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Franklin Street Properties Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 401 Edgewater Place, Suite 200, Wakefield, MA 01880.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed by (i) Converium Capital Inc., a corporation (“Converium”), with respect to the shares of Common Stock held by Converium Capital Master Fund LP, a Cayman limited partnership (“CCMF”), and Converium PGEQ Multi-Strategy Fund L.P., a Quebec limited partnership (“PGEQ” and, together with CCMF, the “Converium Funds”), (ii) Aaron Stern (“Mr. Stern” and, together with Converium, the “Converium Reporting Persons”), a Canadian citizen who serves as a Director, Managing Partner and Chief Investment Officer of Converium and is the controlling person of Converium, with respect to the shares held by the Converium Funds, (iii) Erez REIT Opportunities LP, a Delaware limited partnership (“Erez Opportunities”), with respect to the shares of Common Stock directly held by it, (iv) Erez Asset Management LLC, a limited liability company (“Erez Asset Management”), with respect to the shares held by Erez Opportunities and (v) Bruce Schanzer (“Mr. Schanzer” and, together with Erez Opportunities and Erez Asset Management, the “Erez Reporting Persons”), an American citizen who serves as Chairman, Chief Investment Officer and sole member of Erez Asset Management, with respect to the shares held by Erez Opportunities. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Set forth in the attached Annex A and incorporated herein by reference is the information required by Instruction C to Schedule 13D.

(b) The business address of each of Converium and Mr. Stern is 1250, boul. René-Lévesque Ouest, Suite 4030, Montreal, Quebec H3B 4W8. The business address of each of Erez Opportunities, Erez Asset Management and Mr. Schanzer is 270 North Avenue, Suite 404, New Rochelle, NY 10804.

(c) The principal business of Converium is to serve as an investment manager. The principal business of Mr. Stern is investment management. The principal business of Erez Opportunities is as a private fund engaged in investment in securities for its own account. The principal business of Erez Asset Management is to serve as an investment manager. The principal business of Mr. Schanzer is to serve as the Chairman and Chief Investment Officer of Erez Asset Management.

(d) During the last five years, none of the persons or entities listed above in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

(e) During the last five years, none of the persons or entities listed above in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Converium is a Canadian corporation. Mr. Stern is a citizen of Canada. Erez Opportunities is a Delaware limited partnership. Erez Asset Management is a Delaware limited liability company. Mr. Schanzer is a citizen of the United States of America.

CUSIP No. 35471R106	Schedule 13D	Page 8 of 15 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Converium Reporting Persons used approximately $8,102,647.26 (including commissions) of the working capital of the Converium Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Converium Reporting Persons.

The Erez Reporting Persons used approximately $5,830,010.40 (including commissions) of the working capital of Erez Opportunities to purchase the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Erez Reporting Persons.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

The Reporting Persons have had, and intend to continue to have, discussions with the Board of Directors of the Issuer (the “Board”) and management regarding corporate governance, including the composition of the Board, operations, capital allocation, and the strategy and plans of the Issuer, including the pace of asset dispositions and strategic transactions more generally, and have suggested that the Board appoint Mr. Schanzer, the Chairman and Chief Investment Officer of Erez Asset Management and former President, CEO and director of Cedar Realty Trust, to the Board during the course of such discussions. The Reporting Persons intend to have additional discussions with the Board and the Issuer’s management about the foregoing matters, and may discuss other matters including, without limitation, the Issuer’s management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may communicate with other shareholders and/or third parties regarding the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock.  In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 35471R106	Schedule 13D	Page 9 of 15 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 103,566,715 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on October 29, 2024.

As of the close of business on the date hereof, the Converium Reporting Persons may be deemed to beneficially own 3,689,239 shares of Common Stock, representing approximately 3.6% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, the Erez Reporting Persons may be deemed to beneficially own 3,294,874 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding.

The Converium Reporting Persons and the Erez Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act and the “group” may be deemed to beneficially own an aggregate of 6,984,113 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock. Each of the Converium Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Erez Reporting Persons. Each of the Erez Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Converium Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Annex B attached hereto.

(d) Except for the Converium Reporting Persons and the Converium Funds, no other person is known by the Converium Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Converium Reporting Persons. Except for the Erez Reporting Persons, no other person is known by the Erez Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Erez Reporting Persons.

(e) Not applicable.

CUSIP No. 35471R106	Schedule 13D	Page 10 of 15 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated November 5, 2024.

CUSIP No. 35471R106	Schedule 13D	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: November 5, 2024

CONVERIUM CAPITAL INC.

By: /s/ Michael Rapps
Name: Michael Rapps
Title: Managing Partner

/s/ Aaron Stern
AARON STERN

EREZ REIT OPPORTUNITIES LP
By: EROF GP LLC

By: /s/ Bruce Schanzer
Name: Bruce Schanzer
Title: Managing Member

EREZ ASSET MANAGEMENT LLC

By: /s/ Bruce Schanzer
Name: Bruce Schanzer
Title: Managing Member

/s/ Bruce Schanzer
BRUCE SCHANZER

CUSIP No. 35471R106	Schedule 13D	Page 12 of 15 Pages

ANNEX A

General Partners, Control Persons, Directors and Executive Officers of Certain Reporting Persons

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of organization of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Converium

Name	Title or Relationship with Converium	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Aaron Stern	Director; Managing Partner and Chief Investment Officer	Investment Management	Canada	(1)
Michael Rapps	Director; Managing Partner and Head of Engagement Strategies	Investment Management	Canada	(1)
Elliot Ruda	Director; Partner and Head of Trading	Investment Management	United States of America	(1)
Jason Crelinsten	Chief Operating Officer, General Counsel, and Chief Compliance Officer	Investment Management	Canada	(1)
Andrew Sedia	Chief Financial Officer	Investment Management	United States of America	(1)
(1) c/o Converium Capital Inc., 1250, boul. René-Lévesque Ouest, Suite 4030, Montreal, Quebec H3B 4W8.

CUSIP No. 35471R106	Schedule 13D	Page 13 of 15 Pages

Erez Opportunities

Name	Title or Relationship with Erez Opportunities	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
EROF GP LLC	General Partner	Investment Management	Delaware	(2)
Bruce Schanzer	Managing Member of General Partner	Investment Management	United States of America	(2)

(2) 270 North Avenue, Suite 404, New Rochelle, NY 10804.

CUSIP No. 35471R106	Schedule 13D	Page 14 of 15 Pages

ANNEX B

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following tables sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Converium:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/27/2024	20,862	1.67
9/30/2024	76,696	1.72	1.71 – 1.75
10/1/2024	95,004	1.74
10/16/2024	56,742	1.66
10/17/2024	190,466	1.73
10/18/2024	22,792	1.77
10/31/2024	187,531	1.78	1.77 – 1.78
11/4/2024	231,708	1.94

Erez Opportunities:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/24/2024	50,000	1.72
9/25/2024	37,063	1.70
9/26/2024	50,385	1.72
9/27/2024	114,460	1.68
9/30/2024	50,752	1.75
10/1/2024	111,129	1.73
10/2/2024	60,857	1.68
10/3/2024	16,000	1.62
10/4/2024	17,505	1.64
10/7/2024	111,617	1.62
10/8/2024	170,795	1.64
10/9/2024	120,591	1.62
10/10/2024	103,769	1.62
10/11/2024	75,370	1.61
10/14/2024	28,062	1.61

CUSIP No. 35471R106	Schedule 13D	Page 15 of 15 Pages

10/15/2024	69,935	1.64
10/16/2024	45,000	1.64
10/21/2024	76,130	1.74
10/22/2024	37,671	1.76
10/23/2024	54,768	1.76
10/24/2024	26,681	1.80
10/25/2024	31,237	1.77
10/28/2024	405,211	1.83
10/29/2024	670,967	1.80
10/30/2024	58,873	1.80
10/31/2024	287,715	1.80
11/1/2024	412,331	1.87